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                                                                October 20, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:   Metropolitan Life Insurance Company
      Metropolitan Life Variable Annuity Separate Account I
      Registration Statement on Form N-4 (File Nos. 333-[ ]/ 811-8732)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Principal Underwriter, MetLife Investors Distribution Company, hereby requests that the effective date of the above-referenced registration statement filed on Form N-4 be accelerated and declared effective on October 20, 2006.

                          MetLife Investors Distribution Company
                          (Principal Underwriter)

                          By:  /s/ Richard C. Pearson
                               ---------------------------------------------
                               Richard C. Pearson, Esq.
                               Executive Vice, General Counsel and Secretary